Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Allied Capital Corp.

Commission File No. 814-00138

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital.  In connection with the proposed transaction, Ares Capital plans to file with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that also constitutes a prospectus of Ares Capital.  The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Ares Capital and Allied Capital, respectively.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on Ares Capital’s website at www.arescapitalcorp.com and on Allied Capital’s website at www.alliedcapital.com.

PROXY SOLICITATION

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.  You can find information about Ares Capital’s executive officers and directors in its definitive proxy statement filed with the SEC on March 9, 2009.  You can find information about Allied Capital’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009.  You can obtain free copies of these documents from Ares Capital and Allied Capital in the manner set forth above.

OPERATOR:	Welcome to Ares Capital Corporation’s special conference call to discuss its recently-announced merger agreement with Allied Capital Corporation.

Comments made during the course of this conference call and webcast and in accompanying documents contain forward-looking statements, and are subject to risks and uncertainties.  Many of these forward-looking statements can be identified by the use of the words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” and similar expressions.  Ares Capital’s and Allied Capital’s actual results could differ materially from those expressed in the forward-looking statements for any reason, including those listed in their respective SEC filings.  Ares Capital and Allied Capital assume no obligation to update any such forward-looking statements.  Please also note that past performance or market information is not a guarantee of future results.

The accompanying documents and comments made during the course of this conference call contain information in respect of each of Ares Capital and Allied Capital.  Neither company makes any representation as to the accuracy of the other company’s information.  Comments made during the course of this conference call and webcast and the accompanying documents are being made in respect of the proposed business combination involving Ares Capital Corporation and Allied Capital Corporation.  In connection with the proposed transaction, Ares Capital plans to file with the SEC a registration statement on Form N-14 that includes proxy statements of Ares Capital Corporation and Allied Capital Corporation, and that also constitutes a prospectus of Ares Capital Corporation.  The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Ares Capital Corporation and Allied Capital Corporation, respectively.

Investors and security holders of Ares Capital Corporation and Allied Capital Corporation are urged to read their Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully in their entirety when they become available, because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, and other documents filed with the SEC by each of Ares Capital Corporation and Allied Capital Corporation, through the website maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, and other documents filed with the SEC can also be obtained on Ares Capital Corporation’s website at www.arescapitalcorp.com and on Allied Capital Corporation’s website at www.alliedcapital.com.

Ares Capital Corporation, Allied Capital Corporation and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital Corporation and Allied Capital Corporation stockholders in favor of the acquisition.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital Corporation and Allied Capital Corporation stockholders in connection with the proposed acquisition will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

You can find information about Ares Capital Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on March 9, 2009.  You can find information about Allied Capital Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2009.  You can obtain free copies of these documents from Ares Capital Corporation and Allied Capital Corporation in the manner previously described.

At this time, we would like to invite participants to access the accompanying slide presentation by going to either Ares Capital’s website at www.arescapitalcorp.com and clicking on the “November 5, 2009 Presentation” link on the home page of the Investor Resources section of the website or Allied Capital’s website at www.alliedcapital.com and clicking on the “Q3-09 Earnings Presentation” link located in the Presentations and Reports section of the Investor Resources portion of the website.

I will now turn the call over to Mr. Michael Arougheti, Ares Capital’s President.

MICHAEL
AROUGHETI:

Great.  Thank you, Amy, and good morning again everyone.  This is Michael Arougheti, President of Ares Capital, and I want to thank you all for joining us for this call to discuss what we believe to be a transformational transaction for both companies and the BDC sector in general.  I’m joined today by Rick Davis, Chief Financial Officer of Ares Capital and also the Executive Management team of Allied Capital, John Scheurer, CEO and Penni Roll, Chief Financial Officer.  I’m sure most of you have read our joint press release detailing the transaction on October 26, and I hope you’ve also had a chance to review our presentation posted on each of our websites this morning.  Our remarks this morning will follow that presentation, so please refer to the presentation titled “Ares Capital Corporation, Acquisition of Allied Capital.”

In our presentation today, I’ll first make my introductory remarks about the combined company.  I’ll provide a brief overview of Ares Capital for those of you who do not know us.  John will then address some of the reasons why this makes sense from Allied’s point of view and then I’ll walk you through certain potential synergies and benefits of the combination, touch very briefly on the background and history of the transaction, and then wrap it up with an operating and financial strategy discussion before concluding.  We will then be pleased to hold the question-and-answer session.  As you know, we are very committed to transparent investor communication, but please understand that we’ll be limited in what we can discuss in detail until the filing of our Joint Proxy Statement/Prospectus, but we will do our best today to convey the key attributes of the proposed transaction.

Now if you please turn to Slide 4. Overall, we believe this transaction presents an extraordinary opportunity for long-term sustainable value creation for both Ares Capital and Allied Capital stockholders.  We reviewed other transaction opportunities over the last year, but we believe that this transaction at this point in the cycle is not only strategic, but represents a compelling value proposition for both companies.  The transaction creates a middle market capital provider with significant market coverage, access to capital, and increased scale and diversification and competitive relevance.  We also believe that our origination franchise will be strengthened as we broaden our market coverage among private equity sponsors, companies and industries.  I will touch much more on the potential benefits of the combination a little later in the presentation.

Turning to Slide 5, for a brief summary of certain key transaction terms, hopefully most of you know these terms from our October 26 release, but I will highlight certain points and then be happy to take questions later.  The $648 million in consideration is ARCC stock or cash in certain circumstances for in-the-money options, through a fixed exchange ratio whereby Allied shareholders will receive .325 of an ARCC share for every Allied share, and holders of unexercised in-the-money stock options at the closing will be cashed out in stock or cash at their election.

Allied shareholders will own approximately 35 percent of the combined company, with ARCC shareholders owning approximately 65 percent of the company.  We expect to deleverage the combined balance sheet to a debt-to-equity target range of between .65 times and .75 times at closing, which should position the combined company well for future growth as we reposition and optimize the portfolio.  Later on, we’ll provide a discussion of the levers we have at our disposal to achieve this closing leverage.

From a governance standpoint, Ares Capital management will remain as the external manager and ARCC will increase its Board by one and recommend one member of Allied’s Board to its Nominating and Governance Committee for consideration.  We currently expect that the transaction will close by the end of the first quarter.  The transition is subject to lender consents and regulatory and stockholder approvals and other closing conditions.  As I mentioned earlier, our next step is to file a Joint Proxy Statement/Prospectus with the SEC.

Importantly, we expect that the transaction will be accretive to ARCC’s net asset value and to our core earnings per share in the first year.  Since the transaction is expected to be accretive to core earnings per share, it should only strengthen our capability to pay dividends at our current level.

Although we have never provided dividend guidance and are not prepared to change that policy today, we do want to reiterate that we remain very committed to our dividend.  In fact, no other BDC has consistently paid at least $.35 in quarterly cash dividends for the past four years in a row.  And as we discussed in our earnings call earlier this morning, we covered our third quarter dividend from our core earnings per share, excluding unusual items, and we will strive to maintain that discipline after the acquisition.  Please turn to Slide 6.

Now, before I turn the call over to John to get his take on the combination, I wanted to take a few minutes to tell you more about Ares Capital and why we believe we’re particularly well positioned to be a consolidator in this market, and why the transaction is consistent with our long-term strategy.  As many of you know, ARCC is one of the largest BDCs, with a market capitalization of over $1 billion, an investment portfolio of approximately $2 billion at fair value, and with $4.7 billion of committed capital under management, including leverage and committed capital within our asset management portfolio.  Our track record of investing has been quite strong, with an annual asset level return of about 17 percent to ARCC on realizations of over $1 billion out of a total $4 billion-plus invested since our inception as a public company five years ago.

Our strategy has been focused on relative value and lead investing, which go hand in hand, and has led us to reposition our portfolio into more senior debt investments and into defensive industries leading up to the peak of the credit cycle in mid-2007.  In fact, at the time, we were viewed by many as too conservative when we sacrificed portfolio yield in order to increase our senior debt exposure during 2006 and 2007.  Sitting here today, this proactive strategy, combined with our disciplined investment philosophy, has resulted in strong credit performance.  I believe you will find that our relatively low percentage of non-accruing loans in our portfolio companies compares quite favorably to our BDC peers and other financial services companies that have been actively investing over the past five years.

The most important point that I’ll touch on in a moment is that Ares Capital is externally managed by a subsidiary of Ares Management.  Ares Management is a $30 billion credit-focused asset manager with over 250 professionals and principals with extensive experience investing across market cycles.  Please turn to Slide 7.

Overall, we believe we are in a terrific point in our history to be a consolidator.  We are an investment grade-rated issuer with a strong balance sheet and a long history of accessing the capital markets effectively.  You may have seen that as of yesterday, Fitch Ratings initiated coverage on Ares Capital with a new investment grade rating of BBB Rating Watch Negative to account for the pending acquisition.  I would like to highlight here that in our press release this morning, we mistakenly communicated BBB Stable, and we apologize for that.

We now have two investment grade ratings with our S&P rating of BBB.  We believe we have a proven track record of accessing the debt and equity capital markets, with $2.5 billion raised since our inception, including two equity raises over the past two years and a new, larger credit facility announced earlier this year.  As we will discuss in more detail later, our existing lender relationships are already showing significant support for this transaction.  Finally, our balance sheet has relatively low leverage, with a net debt-to-equity ratio of only .58 times at the end of September.

As I mentioned, we believe that our portfolio is defensively positioned due to our prudent composition and proactive management.  We rotated the portfolio from 35 percent senior debt in Q4 ‘04, to 61 percent  senior debt at the end of the second quarter of 2007, which we define as the cycle peak.  Having been an opportunistic investor in attractive lower-leverage sub debt since that time, we’ve reduced our senior debt weighting, but it still comprises the majority of our portfolio at 53 percent.  We’ve always kept relatively low equity exposure to reduce volatility.  Our portfolio is weighted towards defensive industries, with limited or no exposure to the industry sectors that have primarily seen the majority of industry-wide defaults.

And as you know, we disclose a great deal of statistics on our portfolio for transparency, you can see that we have kept portfolio company leverage relatively low with net debt-to-EBITDA at 4.1 times and interest coverage strong at 2.7 times.  Importantly, we believe the combined company’s underlying portfolio of company debt-to-EBITDA leverage will look very similar.  And of course, we are very proud of our dividend track record of having paid or declared a quarterly dividend of at least $.35 for the past four years.  As I mentioned, we fully covered our third quarter dividend from our core Earnings Per Share, and this morning we declared a $0.35 quarterly dividend again for the fourth quarter of this year.  To reiterate, we remain committed to our dividend, and we believe this transaction only strengthens our core earnings per share in the first year.

Now, before I highlight the Ares Management platform and turn it over to John, I think it’s important to re-emphasize that this transaction is consistent with Ares’ history and track record of being an opportunistic investor.  Ares has a history of successful portfolio acquisitions and a demonstrated ability to integrate large asset pools.  Now please turn to Slide 8 and I’ll highlight the benefits that ARCC derives from the Ares Management platform.

Ares has over 100 investment professionals across three distinct but complementary product groups:  Capital markets, which focuses on large, liquid, syndicated loans, high-yield bonds and some distressed situations, private debt, which is Ares Capital Corp in the US and Ares Capital in Europe — which is not part of ARCC — and its private equity group, which focuses on equity investments to affect control in undercapitalized or overleveraged but otherwise solid operating companies.

At ARCC, we’ve been able to leverage the benefits of the entire platform, which provides market intelligence, deal flow, research, relationships, access to capital, systems, and most of all, investment experience.  This transaction is consistent with Ares’ long history of successfully executing on opportunistic purchases throughout various business cycles.

And now at this time, I’d like to turn the call over to Allied Capital’s John Scheurer.

JOHN SCHEURER:

Thanks, Michael, and if you could please turn to Slide 9.  Let me first say that we are excited at the prospect of this mutually beneficial combination with Ares Capital.  We believe that our stockholders will benefit from ownership in the combined company, which will possess a stronger balance sheet, improved access to capital, and a leading middle market origination and asset management platform.  Through this transaction, we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities.  We and our Board have reviewed a number of strategic plans, and we believe that we are better positioned with this transaction than without it.  Let me walk through some of the reasons why we believe the transaction with Ares Capital is compelling.

First and foremost, we believe our stockholders will benefit from the potential to once again receive quarterly dividend following the closing of the transaction.  As Michael discussed, Ares has a solid dividend track record in the BDC sector.  We expect our stockholders will be attracted to their pro rata share of the combined company dividends paid.  The transaction is at a 27.3 percent premium to our October 23 closing price, and ARCC has been one of the best-performing BDCs in this sector over the past year.  We’re hopeful that the combined company’s growth prospects will be reflected in a higher share price over time.

ARCC’s expected investment grade ratings should enable the combined company to lower its pro forma borrowing cost and facilitate an extension of the debt maturity.  This combination removes the pressure to sell assets to retire costly debt with stringent amortization requirements.

In addition, as Michael stated, Ares Capital has a proven track record of accessing the equity market even during the difficult market conditions for financials over the last two years.  With lower cost and more patient capital that Ares Capital would bring, there would be more time to unlock the potential value in the ALD portfolio.  The opportunity to recapture value on assets currently valued well below costs should create earnings over time.  We believe the combination adds scale and makes the entity more competitive than either business would be on a standalone basis in the eyes of their clients.  The combination will significantly increase portfolio diversity and concentration of lower-risk debt investments.

In summary, we believe the combination allows for stronger portfolio investment performance, with lower financing costs.  Collectively, this increases profitability and reduces the risk versus a go-it-alone strategy relative to our current balance sheet.  In addition, it allows our stockholders the ability to participate in any realization of the upside, given they will continue to hold equity in the combined company.

And with that, I’ll turn it back to you, Michael.

MICHAEL
AROUGHETI:

Thanks, John.  Now please turn to Slide 10, and I’ll walk you through the combination of Ares Capital and Allied Capital.  As you can see, the combination creates one of the largest providers of flexible capital to middle market companies, with over $13 billion in committed capital under management, including leverage and capital committed to asset management portfolio companies, and approximately $4.5 billion in investment portfolio assets on balance sheet as of September 30.  The company would have a well-diversified portfolio with over 200 distinct balance sheet investments across 26 industries, and the asset management platforms would have over $7.9 billion in committed capital under management with hundreds of distinct portfolio company investments.

We believe the information in our combined portfolios is valuable to our ongoing investment discipline.  The stronger balance sheet would also increase underwriting capacity and potentially final hold positions.  As stated before, the combined company would remain externally managed by a subsidiary of Ares Management.  Including the combined company, Ares Management would have pro forma committed capital under management of well over $38 billion.  Now if you’ll turn to Slide 11, I’ll highlight the most significant potential shared benefits and synergies of the combination.

As I mentioned earlier, we’ve reviewed other transaction opportunities over the last year or so, but we believe that the merger with Allied Capital is not only the best opportunity for value creation for our shareholders, but also the most strategically important for our company.  From a value standpoint, we believe it is exciting for both shareholder bases.  As John mentioned, Ares Capital brings a low leveraged balance sheet, strongly performing portfolio, lower cost capital, demonstrated capital markets access, and an expected investment grade rating to the combined company.

Accordingly, we believe we can attract more patient and lower-cost capital to allow us to optimize and reposition Allied’s portfolio into higher-yielding, cash-generating assets with improved profitability.  With this longer duration and more favorable financing, both shareholder constituents can benefit from the repayment of par or significant recovery of previously written-down assets.  Therefore, we believe we can improve both the profitability of the assets and the financing costs against these assets, and we believe that the result is accretive for all shareholders.

While Ares Capital on a standalone basis is an investment-grade issuer, we believe the greater diversification and scale this combination brings further enhances our access  to the capital markets and balance sheet flexibility.  Although we are not able to provide guidance on our combined SG&A at this point in time, the combination offers meaningful potential SG&A synergies, particularly in the areas of insurance, real estate, audit, tax, software and infrastructure, to be realized over 2010 and some into 2011.  Investment professional compensation will continue to be paid through ARCC’s external management contract with Ares Capital Management, which will remain in place.

As you know, Ares management and many of its employees are shareholders of ARCC and believes strongly in the strength of this combination.  As a firm, we are committed to the success of this deal.  And while we are confident in our ability to achieve earnings growth, Ares Capital Management has committed to waive or defer, subject to required approvals, up to $15 million in annual fees for each of the first two years following the closing of the transaction if certain core earnings targets are not met, while we reposition the Allied portfolio.

Lastly, we note that the companies managed through our asset management platform on a fee basis, that are not currently direct portfolio companies, could bring substantial market intelligence and balance sheet investment opportunities for the company as refinancing or growth capital needs arise for these companies.  As you can see, the value proposition to shareholders is to strike the appropriate balance between earnings accretion, capital gains and par-build opportunities, and accessing the benefits of the increased franchise strength.

Turning to Slide 12, the combined company creates a portfolio that is attractively diversified by industry, issuer and asset class as of September 30, 2009.  Excluding cash and cash equivalents, the combined portfolio as of September 30, 2009 is comprised of approximately 45 percent in senior loans, 30 percent in subordinated debt securities, 4 percent in subordinated certificates in our newly-acquired senior secured loan fund in partnership with GE Commercial Finance, 5 percent in preferred shares of CLOs and 2 percent in commercial real estate finance and 16 percent in equity securities.  From an issuer standpoint, the top 15 portfolio companies are less than 30 percent of the portfolio with no single portfolio company investment over 2.5 percent.  There will be 26 different industries represented and half the portfolio will be in business and other services, healthcare services, beverage, food and tobacco and education.

Before I get into a little more detail on the potential operating benefits, I’d like to briefly address how Ares Capital and Allied Capital first came together to discuss a possible transaction, and a little history behind the two firms.  The teams at Ares and Allied have known each other for years as respected competitors in the marketplace, and we’ve partnered together on deals and we’ve competed and lost to one another as well.  At Ares, we have a great working knowledge of many of Allied’s portfolio companies and deep sponsor relationships.  In fact, we currently have three portfolio companies in common.

In terms of due diligence, as you know, we have a strong diligence culture at Ares and investment discipline that we feel has led to our out-performance through this cycle.  Our approach to this transaction has obviously been no different.  Over a several-month period, Ares has been able to conduct extensive due diligence on Allied and vice versa.  Our own deal teams worked with Allied on an individual asset-by-asset basis and submitted full portfolio company or fund reviews to our investment committee on every significant asset in the portfolio.  Our investment committee had the opportunity to review, ask questions and seek additional information.  We later had an opportunity to get updated financials and review the portfolio yet again.  Allied has also had reciprocal access to our information.  As you know, more disclosure on the transaction history will be available when the Joint Proxy Statement and Prospectus is filed.

Now please turn to Slide 13.  I’ve touched on this already, but I’ll highlight a few operating benefits we expect to obtain in the future.  We believe that Allied’s higher equity portfolio and higher non-accruals provide potential earnings leverage for us if we can either monetize a portion of these assets or restructure and add value with additional capital and management resources.  From those assets we monetized, we would expect to take the proceeds from such assets and redeploy into higher-yielding, cash-generating assets to provide additional earnings and support for the dividend.

From the financing standpoint, we believe we can upsize our revolving credit facility; that will enable us to refinance a portion of Allied’s high-cost debt.  Our current revolving credit facility pricing is LIBOR plus 100 basis points, and we would expect a modest increase to between 300 and 350 basis points over LIBOR.  We also expect to lower the financing cost in other ways, including potentially accessing the debt capital markets ourselves.  We will discuss the potential financing options a little later.

As I mentioned, we believe this transaction creates a leading middle market asset management platform.  This should provide additional asset management fees, position us for potential further consolidation, and offer additional balance sheet investment opportunities.  Our hope is that it would also drive additional fee and origination volume.  Please turn to Slide 14.

As I stated earlier in the call, we plan to reduce the combined company debt-to-equity ratio to a range between .65 times and .75 times.  There are many drivers that come into play to get to these levels, including certain fair value accounting adjustments required to comply with ASC 805-10, formerly known as FAS 141(R), for all of you experts out there, to Allied’s assets and liabilities at closing.  However, we will not be in a position to provide exact details until the Joint Proxy Statement and Prospectus is filed.  That said, I would like to walk you through some of the most important drivers of leverage reduction that are at our disposal.

Although a combined balance sheet is not shown, as of September 30, 2009, the single combined net debt-to-equity would be well within regulatory compliance limitations, assuming no adjustments and cash-on-hand reduces debt, with a net debt-to-equity ratio of .89 times.  Since September 30, 2009, much progress has been made to reduce the combined debt-to-equity ratio further.  Allied has consummated $181 million in asset sales since quarter end at roughly 100 percent of most recent fair value.

Adding in another $75 million in pending asset sales, which are anticipated to be at or above most recent reported fair value, the combined net debt-to-equity ratio already reduces further to .85 times, a leverage level within our comfort zone and already very close to our targeted .65 to .75 times.  I would add that the yield generated on these assets sold or pending is significantly lower than Allied’s total yield on interest bearing securities.

In addition, as you may know, we recently closed on our purchase of Allied’s interest in its former senior secured loan fund, which is a partnership with GE Commercial Finance.  ARCC hopes to be able to offer existing eligible Unitranche assets on its balance sheet to the fund, subject to GE Commercial Finance’s approval.  ARCC also has other managed funds that could be purchasers of selected assets.  Collectively, ARCC has identified over $200 million of potential asset sales, and Allied has identified another $200 million in other potential asset sales on their end as well.

And finally, Ares has experienced quarterly average exits and repayments of over $100 million per quarter.  Allied has averaged over $70 million of quarterly repayments over the past year, excluding asset sales.  Combined, exits and repayments would total $340 million over the next two quarters, assuming exits based on historical averages.

So adding up the executed and pending asset sales of $256 million and an assumed $340 million based on historical repayments and exits over the next two quarters, we can identify nearly $600 million of potential de-leveraging from September 30, 2009.  That figure does not include the over $400 million of already-identified potential assets to sell to managed funds or third parties.

The bottom line is that we believe we have identified substantially more financing than needed to meet our closing balance sheet leverage goals, without the need for new external capital other than consents for what is currently in place.  These identified asset sales provide us flexibility for potentially optimizing the combined portfolio.  We do not believe the issuance of common equity would be necessary to complete this transaction, and therefore the balance sheet execution risk is low and most of the pieces are already in place for a well-positioned and flexible balance sheet.

Turning to Slide 15, I’ll wrap it up with a quick discussion of our current financing strategy.  We’ve commenced discussions with many of the current lenders in our primary revolving credit facility and with certain new banks to start the process of upsizing our revolving facility from $525 million to a range of $750 million to $1 billion, with an expected new three-year term.  We’re encouraged by the tone of these conversations and the level of support for this transaction.  In fact, since we announced this acquisition last week, we’ve already received some commitments for additional capital from lenders over their current commitments, subject to completion of diligence and other customary conditions.  We plan to seek consents from other lenders as needed.  In addition, we’ve begun a productive dialogue with Allied’s private note holders.  We believe that our investment grade ratings from both S&P and Fitch and cash on hand will facilitate transaction feasibility and desirability for those note holders and lenders.

In summary, our existing lenders and investors continue to be very supportive, and we believe we can continue to execute on our balance sheet initiatives between now and closing.  I hope that this call has given many of you at least more detail around the opportunities we have, the due diligence that was performed, and the potential financing alternatives we have to meet our pro forma debt-to-equity objectives at closing.  For those ARCC shareholders listening, we appreciate your past support and we hope that you will support us going forward.  And for those Allied shareholders who may not know us, we look forward to building a long-term relationship with you and earning your trust and confidence.

Over the last three years, we’ve positioned ourselves defensively in anticipation of a weak market.  We’ve also been consistent in the view that out this chaos would come opportunity, and this transaction is the opportunity that we’ve been waiting for, and truly is transformational for both of our businesses.  We have an energized team, and we are focused on managing and optimizing these assets for the benefits of both company shareholders.

With that, I’d like to open up the call for questions and answers.  But before I do, I would like to remind everyone that we will be limited in what we can discuss until we file our Joint Proxy Statement with the SEC.  So thank you in advance for your patience and understanding.  And with that, Operator?

OPERATOR:

Thank you.  At this time if you would like to ask a question please press “*” then “1” on your touch tone phone.  If you would like to withdraw your question please press “*” then “2”.  Again to ask a question press “*”  “1”.

Our first question comes from Vernon Plack at BB&T Capital Markets.

VERNON PLACK:

Thanks very much.  And Mike, at least for the next couple of quarters as far as ARCC is concerned, can we expect, particularly given your desire to reduce leverage, that your portfolio will continue to shrink a little bit?

MICHAEL
AROUGHETI:

I wouldn’t say that, Vernon.  I would say we’re going to be very focused on balancing available liquidity as we head into this acquisition.  We’re taking advantage of the market opportunity that’s available to us.  As I mentioned in our earnings call, our pipeline continues to build, and the opportunity to deploy capital into this market at low leverage levels and very attractive risk-adjusted returns is only getting better for people like us.  So we’re going to take it day by day, keep an eye on our pipeline, keep an eye on our balance sheet, and look to optimize our risk-adjusted return, but I don’t think that we’ll continue to shrink the balance sheet.

VERNON PLACK:

Okay, and a question as it relates to the deal.  I don’t know if you can answer this right now, but just from an accounting perspective in terms of how it will actually work, can I assume that the portfolio will be — Allied’s portfolio will be fair valued prior to closing and that will be compared to the purchased price, which may be a difference?  I’m just curious in terms of how it would actually be recorded.

MICHAEL
AROUGHETI:

Yeah.  Vernon, the purchase accounting will call for a fair valuing of all assets, all of Allied’s assets and liabilities, and the difference between that and the consideration will end up being a gain or a loss on the closing, and that valuation will happen shortly before the closing of the purchase accounting.

VERNON PLACK:

And can I also assume that any differences between where the portfolio is fair valued versus the actual cost basis, there is the opportunity to recapture gains in there on a —without any tax liability as well?

MICHAEL
AROUGHETI:	Yeah. I think — we’re working with Penni on that, and I think we do have some attractive opportunities to shield gains going forward.

VERNON PLACK:	Okay, thanks very much.

MICHAEL
AROUGHETI:	Thank you.

OPERATOR:	The next question comes from Greg Mason at Stifel Nicolaus.

GREG MASON:

Good morning.  Is there any way to re-fi or pay off Allied’s private notes and capture the $50 million that could be released back to Allied if it’s paid off by January 31?  Is that potentially out there and feasible?

MICHAEL
AROUGHETI:

I won’t talk to feasibility, but it’s obviously a core area of focus for both teams.  As I mentioned in our prepared remarks, we’re having very productive dialog with that group and I think we have a lot of things we bring to the table to help facilitate a productive dialog around that.

GREG MASON:	And this question is for John. John, what’s the risk of any other potential bidders coming in for Allied?

JOHN SCHEURER:

Clearly, if somebody wanted to come in with a much more attractive offer, if you’ve looked at the agreement, we would have to consider it, but it would also incur a $30 million fee that would be paid to Ares.  And I think honestly, we’ve looked and talked to a lot of people over the past year, and I think I’ve said previously and Michael said also that I think the management and Board of both companies felt like this was the most attractive transaction.

GREG MASON:	And can you talk about, Mike, what the earnings targets are for that $15 million fee waiver you mentioned earlier?

MICHAEL
AROUGHETI:

We cannot, but that will come out in subsequent disclosure.  I think for today we just want to communicate our resounding support for the transaction, and as shareholders and managers, our desire to ensure that this is a successful deal for everybody.

GREG MASON:

Then one last quick question.  Allied senior debt yielding 4.8 percent, about $290 million of assets; is that yield based on current fair value marks, and does that mean you could sell those and redeploy those at significantly higher spreads pretty quickly?

PENNI ROLL:

Yeah.  The yield in Allied Capital’s financials have always been computed as the contractual accruing coupon over the current fair value of that portfolio.  So you do have a yield on those assets that we do believe if we could exit some of those assets, we could redeploy into higher-yielding, earning assets.

MICHAEL
AROUGHETI:	And Greg, as you know, that’s a strategy that we deployed pretty aggressively at ARCC as we rotated the portfolio and took advantage of liquidity in the senior debt asset class.

GREG MASON:	Okay. Thank you.

MICHAEL
AROUGHETI:	Thanks.

OPERATOR:	The next question comes from Chris Harris at Wells Fargo Securities.

CHRISTOPHER
HARRIS:

Great, thank you.  Good afternoon everybody.  I guess the first question could be answered by either party, but I’m looking at Allied’s balance sheet here and I see that there’s undistributed earnings of about $48 million.  Does that number represent the amount of potential dividends that need to be paid to investors?

PENNI ROLL:

Right now, if you look at our taxable income in 2008, we distributed all of our taxable income that we were required to distribute on a tax basis to shareholders, and have met that distribution requirement.  In 2009, as we’ve stated before, we don’t believe we’ll have any taxable income to distribute, so we don’t believe we’ll have a need for such distribution.  If you compare that to the book on distributed earnings, there are timing differences and permanent differences between book income and taxable income, so that number is not necessarily a proxy for the taxable income distribution requirement on a tax basis.

CHRISTOPHER
HARRIS:

Okay.  And this question is for Mike.  Mike, I know you are still in discussions with your various lenders, but just kind of in your initial talks with them, what has been their general attitude surrounding the Allied legacy assets and using those assets as collateral against any future facility?

MICHAEL
AROUGHETI:

I won’t speak to that particular element, but again I will say that the dialog that we’ve had up and down our syndicate has been very positive, very constructive and very enthusiastic about the transaction.  Without regard to a discussion about the nature of the collateral, there is a lot more collateral and a lot more diversification within the collateral, and obviously as a lender ourselves we know that that’s something that people find attractive.  I think as many of you know, we have a crossover between existing lenders to Allied and Ares, and obviously there are a number of institutions who have had long-standing relationships with both companies.  And similarly, there are relationship banks within Allied where we have not accessed capital.  And so I think bringing these two groups together enhances our ability to access the bank loan market, but again it’s been very positive and very upbeat.

CHRISTOPHER
HARRIS:

Okay.  And then last question here, maybe it’s best for Penni and John.  I guess Allied had a pretty large increase in the non-accrual dollar amount this quarter, and I know you attributed that to a write-up of the value of the non-accruals.  Was the write-up in the value of the non-accruals because the conditions of the underlying business is improving, or was that write-up merely just reflective of the increase that we saw in debt spreads and just general improvement in the markets?

JOHN SCHEURER:

[Unintelligible] non-accruals.  Yeah, it’s mostly related to like a company that was on non-accrual that has been doing significantly better than it had been doing.  So we had to write the value of that up, even though it’s still on non-accrual.

CHRISTOPHER
HARRIS:	Okay, great. Thank you.

OPERATOR:	Our next question comes from Don Fandetti at Citigroup.

DONALD FANDETTI:	Hi, Michael. I just want to get your general sense on the credit outlook in the portfolio from a senior and mezzanine loan perspective, how comfortable you are on the non-accrual outlook.

MICHAEL
AROUGHETI:

Well, we haven’t put forward a forward-looking non-accrual number.  But obviously we would not be sitting in this conference room with our counterparts at Allied if we did not believe in the value proposition that this deal brings to the table.  As I mentioned in our prepared remarks, we’ve had the ability to do extensive due diligence on the portfolio.  We understand the credit profile of the underlying assets and feel that this opportunity is compelling.  We’ve also said that we expect the transaction to be accretive to core earnings in the first year, and so you should assume that if there is any issues that we would see that would prohibit us from doing that, they were already factored into our statement.

DONALD FANDETTI:	And in terms of the Ares core portfolio?

MICHAEL
AROUGHETI:

I have to tell you, as we said on our earnings call, our portfolio has been continuing to surprise even our own high expectations.  We’re seeing a sequential quarter-over-quarter reduction in a number of non-accruals in our portfolio.  Even back to the fourth quarter of 2008, we were showing comparative performance quarter over quarter and year-to-date over year-to-date in the mid-teens on an EBITDA basis, and low to high single digits on a revenue basis.  So the momentum in the Ares portfolio continues to be fantastic.

DONALD FANDETTI:	Okay, thanks.

OPERATOR:	The next question comes from Matthew Howlett at Fox-Pitt Kelton.

MATTHEW
HOWLETT:

Thanks for taking my question.  Michael, does the investment case for this transaction make sense if the economy keeps growing?  And I guess my question is, if there is a double dip in the economy in the recession, does the transaction still work?  I know you said it’s going to be accretive; have you run that analysis in the double dip?  And I say that with, you know, where recovery values are on subordinated securities today, even though they have come up a little bit.  And have you looked at it under a different interest rate scenario as well?

MICHAEL
AROUGHETI:

I’ll make a just a general comment and then give you a sense for our view on the positioning of this transaction.  When you talk about accretion, you obviously talk about accretion against a base case expectation standalone.  So it’s hard to actually discuss accretion dilution in a downside scenario without also appreciating that a double dip would have negative implications for both company standalone and for the combined companies together.  We think our core strength as investors across various platforms is being able to identify and really evaluate risk-adjusted return, and we’ve, hopefully, shown people today how excited we are about the return.  But, obviously, we’re not just in the return business, we’re in the business of identifying risk and making sure the return is appropriate for that risk.  We, for one, based on all of the information that we see across all of our global portfolios, do not believe that we will be in a double dip scenario.  We feel that the portfolio, with the conservative leverage levels that we’ll be targeting at closing and the portfolio position, is bearing in mind that risk.  But I think what’s more important is any time you buy a portfolio like this, timing is very important and how you think about the upside.  And I think turning it around, when you think about the upside in this portfolio, the nature of the companies in Allied’s portfolio and the private equity opportunities resident in that portfolio are very levered to even a modest economic recovery.  And so as we look at it, it’s a balance of what the upside really is if there is a more constructive economic outlook versus what’s really the downside; you know, if there’s a double dip.  I think the risk of the double dip is in our opinion off the table, and we’re really focused on how levered we are to a recovery.

MATTHEW
HOWLETT:

Got you.  Okay, and then on the refinancing of Allied’s debt, I know it’s early.  In the CLO market, Ares has been a big a participant historically in the CLO market.  If that ever does come back, are those assets eligible to be put into the CLO?  Do you think you could issue a CLO and refinance the debt that way?

MICHAEL
AROUGHETI:

Yeah.  I don’t know if “CLO” is the right terminology for the new market paradigm, but clearly, based on our global presence in these markets, we have a good visibility as to what’s happening in the securitized markets.  Based on conversations that we have had with most of the relevant market participants, we’re beginning to see AAA funding come back for senior assets.  It’s not, as I laid out in the prepared remarks, core to the financing strategy at least in the near term, but it’s obviously in the back of our minds as yet another flexibility that we have as we managed the combined business.  So we don’t think we’ll ever see nine to ten times leveraged CLO’s again, but three to four times levered bank loan funds we absolutely think will be on the horizon.

MATTHEW
HOWLETT:

Great.  And then a last question just on the buyouts, you’re going to getting into the buyouts.  Where in the long-term can we see sort of the percentage of buyouts in the combined companies, and what percentage of your assets ultimately would you like to have in equity?  Thanks again.

MICHAEL
AROUGHETI:

Sure.  I think you should expect that the number of buyouts in our portfolio will shrink dramatically over time.  We’re going to work with what we’ve got.  And as you know, Ares standalone was very focused on maintaining a fairly low amount of equity in the portfolio to reduce volatility.  That said, remember Ares Management is a very accomplished private equity manager.  We manage over $6 billion in private equity assets with a core capability in dealing with overleveraged or undercapitalized companies.  We feel that we can bring a new perspective and a new capability to bear on this portfolio.  But more importantly, and I think this maybe didn’t come out in the prepared remarks, managing a buyout portfolio like Allied’s through this cycle requires patience and capital.  And unfortunately, Allied standalone doesn’t have the capital in certain cases to unlock all of the value resident in the private equity portfolio.  There are a number of companies in there that could serve as attractive platforms for acquisitions and consolidations, and with appropriate capital and time, there’s really a lot of value to unlock there.  So, hopefully, what you’ll see is the value of those private equity investments increasing over time, which may lead to a percentage increase in the value of the equity portfolio.  But in terms of number of companies, we will not be pursuing a buyout strategy on a go-forward basis.  And if I had to guess, two to three years from now, the portfolio composition of the combined company should look a lot like Ares’ portfolio does today as we work through the buyouts.

MATTHEW
HOWLETT:	Okay, thank you.

MICHAEL
AROUGHETI:	Thanks.

OPERATOR:	The next question comes from John Stilmar, SunTrust.

JOHN STILMAR:

Good afternoon.  Mike, I guess this is a question towards the statements you made regarding optimizing the income.  Some of the opportunities for optimizing cash flow income, has it really come from restructuring existing investments that couldn’t be restructured because of the covenants to pay down existing bondholders that prevented the restructuring, or is it necessarily that you have greater availability to equity capital with a new private equity backstop?  Can you please share with me your thoughts about a little more details about the roadmap for optimizing income, because there’s a question.

MICHAEL
AROUGHETI:

Sure.  Let me try to put some definition around optimization.  As I mentioned in our prepared remarks, the total value proposition to both shareholder groups here is going to be a balanced combination of earnings accretion from what I would call portfolio rotation and redeployment, as well as bringing capital to bear on the debt portfolio and the equity portfolio.  It’s our jobs as managers to strike the right balance and make sure that we’re maintaining an attractive dividend, but not necessarily focusing only on cash earnings and not letting the total value proposition and the long-term value proposition go to waste.  So when we talk about optimization, it’s really making sure that we’re giving the private equity portfolio and some of the deeper subordinated investments the attention and capital they need to reach their full potential.  And it’s looking at situations where we can get liquidity in attractive assets that are generating lower yields, and taking that capital and redeploying it into this market.  And as we’ve communicated on past calls, the new-issue opportunity in this market to deploy capital at very lower leverage levels and high rates of return is as good as we’ve seen it.  So it’s monetization, it’s portfolio rotation, it’s reinvestment in the existing portfolio, and it’s striking a balance between driving cash earnings and core earnings growth against being patient to make sure that we don’t sacrifice long-term value in the buyout portfolio.

JOHN STILMAR:

Along the same lines, is it fair for me to think, given the fact that the debt portfolio yield is so significantly lower — and it’s in part due to the non-accrual status of the debt portfolio at Allied — that the restructuring, like we can look at what you’ve done this quarter as making memories as a roadmap to potentially opportunities that you can restructure non-accruing loans?

MICHAEL
AROUGHETI:

Yeah, I think it’s a good example.  We haven’t gone into the details of what we’ve done with making memories, but anytime you are a controlled lender with influence in a restructuring and you have the ability to bring the capital to bear, you could in the right situation not only protect your existing value, but create new value.  And that’s — I can’t say it’s going to happen in every situation because it’s not appropriate for every situation, but bringing capital and expertise to bear on those types of deals is obviously part of the strategy.

JOHN STILMAR:

Okay, thank you.  And then if you could help me think a little bit more about the restructuring — the capital restructuring of the balance sheet and obviously the sale of assets at Allied and the sale of assets on Ares’ core portfolio, assuming both companies had a certain view of those assets.  Do you look at the cost as being kind of low teens to high teens of Allied debt that you’re replacing over time, or do you look more at the cash yield or cash flow implications, which is kind of the high single digits.  Were you thinking about selling investments versus raising equities to be able to de-leverage the balance sheet?

MICHAEL
AROUGHETI:

Both, obviously.  And I think John said it well in some of his comments; he said that the combination is going to a function of driving stronger portfolio performance against lower financing costs.  It’s a pretty straightforward equation.  Allied’s standalone issues are not wholly revenue-oriented, a lot of it is really stemming from the need to meet pending maturities and a high cost of capital.  When you clear out that underbrush, it’s very, very accretive to earnings.  So obviously that is a key driver of value here.  Again, we as managers need to strike the right balance between current ROE and future ROE.  And there a lot of things that you have to do when you think about long-term positioning a business like this that may not maximize day one IRR, but positions the company for future value and strengthens the overall franchise.  So it’s going to be a balance, but it’s a combination of all those things that you mentioned.

JOHN STILMAR:

Okay, great.  And then the last question. As you touched on, at least in this past quarter, on the ARCC core portfolio most of the — or all the investments were to existing portfolio companies, which I assume is both add-on investments and restructuring.  And what you are getting in the Allied portfolios was clearly one of the largest and deep relationships with private equity sponsors in the middle market.  Can you talk a little bit about what we should be expecting at least in terms of a velocity growth, because bigger isn’t necessarily better but pipeline enhancement can improve the optimization of the balance sheet, and how we should be thinking maybe two, three years out about growth rates at least from pipeline enhancement?

MICHAEL
AROUGHETI:	Yeah, it’s all — I’ll talk about growth rates first. Growth rate is obviously going to be a function of what opportunities the market offers us versus what opportunity we have to access the capital markets against that opportunity.  Since our inception — and I wouldn’t change our view post-acquisition — given our origination capability and franchise strength, I think we can continue to out-originate our investment capacity and there is no shortage of growth opportunity for this combined company.  I agree with you bigger is not always better, but I would highlight that in a competitive landscape where the banking market is severely constrained and many of the other institutional capital providers to our market are struggling, balance sheet strength, the ability to underwrite larger position sizes and hold larger position sizes, the diversification that we’re driving in our portfolio, and the number of companies and buyout firms that we touch is a pretty significant thing for us.  So we would not be doing this just to get big, but I do believe that in a market environment like the one we’re in, with a competitive landscape like the one we are operating within, that bigger is absolutely better.

JOHN STILMAR:	Thank you very much.

MICHAEL
AROUGHETI:	Thanks.

OPERATOR:	The next question comes from Sanjay Sakhrani at KBW.

STEVEN KWOK:

Thanks.  This is actually Steven filling in for Sanjay.  A question for Mike, I was wondering if you could talk about the existing infrastructure at ARCC, and particularly in regards to the addition of Allied’s portfolio.  You had mentioned before that ARCC is pretty familiar with Allied’s portfolio, so I was just wondering to what extent are there cost rationalization there?

MICHAEL
AROUGHETI:

Yeah, we can’t talk about details in terms of rationalization, integration and synergies.  We tried our best today to at least highlight where some of those exist.  Interestingly, when you look at both the ARCC and the Allied portfolios, while there’s a lot of diversification, there is a fair amount of concentration and value to be had in a smaller number of names.  Clearly, as we integrate this portfolio, we will be bringing over some of the talented people at Allied to work with us in managing the portfolio, and we’ll also be bringing over some of the talented people to work in the back office finance, IR systems, et cetera, functions, as well.  That’s a process that’s ongoing; we don’t really know how that’s going to shake out, but obviously that’s for us to decide between now and closing.  But rest assured, given the scale of the platform, we have the resources and the capability to take over the management of these assets with little disruption and little distraction.

STEVEN KWOK:	Okay. And then I guess a question on the repositioning of Allied’s portfolio, which asset classes would you look at towards repositioning it into?

MICHAEL
AROUGHETI:

It’s all about risk-adjusted return.  Again, we have to strike the balance between trying to sell lower-yielding assets to redeploying to higher-yielding assets, but we also have to keep an appropriate eye on the risk profile of the combined company.  So we have a fairly granular asset strategy, but I don’t think I can really convey it so simply as by single asset class.

STEVEN KWOK:	Okay, great. Thanks.

MICHAEL
AROUGHETI:	Sure.

OPERATOR:	The next question comes from Henry Coffey at Sterne Agee.

HENRY COFFEY:

Good morning, everyone, and, obviously, congratulations. We’ve know Allied for years, but I’m looking forward to the next chapter. I’m not that familiar with your operating cost structure. But when you talk about merging the two companies together, the synergies, don’t most of those accrue to your management company or is there a certain amount of cost that works its way into the consolidated numbers of the reporting entity?

JOHN SCHEURER:	Yeah. Again we can’t go into detail on that and I’d encourage you to —

HENRY COFFEY:	No, I’m just looking for kind of a high level.

JOHN SCHEURER:

Yeah, I’d encourage you to look at both companies’ income statements to get a general sense for where the spend is. Obviously we’re externally managed, and so all of our personnel expense and admin expense is happening off-income statement and is flowing through as a management fee versus the internal management structure at Allied. That said, there are a number of on-income statement items, as I mentioned, like insurance and real estate expense and others where there are operational synergies that have meaningful benefit to the combined company. So more detail on that to come.

HENRY COFFEY:

And I know this is obviously too early to think about it, but Allied owned what was one of the largest SBA lenders in the country and with CIT essentially exiting, is there opportunities to reignite that business, or where does it go in the future?

JOHN SCHEURER:

I think it’s all TBD. There’s a lot of strategic initiatives to be done here on a go-forward basis, and I think we just need to make sure that we are prioritizing the right ones. I will say, since you mentioned CIT, yet another example of how the competitive landscape is changing to our benefit and how scale, in our opinion, will bring rewards.

HENRY COFFEY:	Well, congratulations, and thank you for taking my questions.

JOHN SCHEURER:	Of course. Thank you.

OPERATOR:	Our next question comes from Jon Arfstrom at RBC Capital Markets.

JON ARFSTROM:	Hi, good afternoon.

MICHAEL
AROUGHETI:	Hi.

JON ARFSTROM:

Hey, congratulations. I think most us have done our merger models and have some earnings estimates, but can you give us an idea of when we might see the Joint Proxy and see some of your assumptions? And then also, although I don’t see any real regulatory hurdles, can you talk about some of the regulatory hurdles we should be aware of and the approval process and the timing on that?

MICHAEL
AROUGHETI:

Yeah. The Proxy is obviously coming together. Our expectation is that it would be filed by the end of this month. In terms of the regulatory hurdles, again I don’t see any hurdles, but obviously the Proxy and Prospectus need to be filed with the SEC and reviewed by them. But you should expect to see the document within two to four weeks.

JON ARFSTROM:	Okay. Thank you.

OPERATOR:	The next question comes from Fla Lewis at Weybosset Research & Management.

FLA LEWIS:

My question is, the attraction of being able to get funds at LIBOR plus a modest spread and deploy them at the kind of levels that are out there now is really attractive, but LIBOR is unlikely to stay at these levels for long. What’s the strategy for when it begins to rise?

MICHAEL
AROUGHETI:

Nice to meet you. We haven’t spent a lot of time together, but if you look at Ares’ history, we’ve successfully navigated a pretty volatile interest rate curve over the last five years. A couple things driving our ability to do that — number one, as somebody who self-originates and structures all of their investments, we have the ability in most if not all of our transactions to quote fixed or floating alternatives to our underlying borrowers. So there’s a natural mechanism within how we construct our portfolios that allows us to manage the interest rate environment. The other thing I would say, while our whole business is predicated on inefficiencies in the capital markets, to the extent historically that we’ve seen increases in the cost of our capital, we’ve typically reflected the increased cost to our borrowers. And so while there may be some leakage or mismatch in whether you’re benefiting or being harmed by that, if you look at our performance over a cycle you tend to maintain a fairly tight spread as you pass on the increased cost to the borrowers. So the combination of those two things plus obviously moderate hedging activities that we’ve employed is really how we’ve thought about it.

FLA LEWIS:	Can you lock in a spread?

MICHAEL
AROUGHETI:

You in theory could, but you don’t necessarily need to, because again, most of our portfolio construction is focused on making sure that we’re naturally hedged, so you’ve effectively locked the spread in naturally. But to the extent that we feel that we’re mismatched, we have hedged in the past.

FLA LEWIS:	Okay. Well, thanks.

MICHAEL
AROUGHETI:	Sure, thank you.

OPERATOR:	Then next question comes from Joe Scanlan at Advantus Capital Management.

JOE SCANLAN:

Good morning, everyone. I just had a question; I’m looking at this from the perspective of an unsecured debtholder with Allied and thinking about the risks of this deal falling through. So starting with you outlined your leverage drivers on Slide 14, can you just walk me through those numbers real quick again? You had the executed asset sales and then the potential asset sales and then the repay and amortizations. I think you got to the number $600 million; I just want to make sure I heard that correctly.

RICK DAVIS:

Yeah, sure. On Slide 14, with the asset sales that Allied has already realized, there’s about $180 million, again with proceeds to pay down the outstanding notes, and an additional $75 million of sales that are pending.

JOE SCANLAN:	Is that including the Unitranche?

RICK DAVIS:	The $181 million includes the Unitranche.

JOE SCANLAN:	Okay. And then you go down to natural repayments of $100 [million] and then $70 million for Allied?

RICK DAVIS:	Right. And those, much of that is known exits and repayments and some are just some natural amort.

JOE SCANLAN:	Okay. So if I add those up, that doesn’t get me to $600 [million]. Is there a piece I’m missing there? If I take $181 [million], $75 [million] and then $170 [million] down at the bottom —

RICK DAVIS:	Then you get the other $200 [million], two times $200 [million], basically.

JOE SCANLAN:	Yeah.

JOHN SCHEURER:	And we at Allied have identified another $200 [million] that we think can execute on, and ARCC has also.

JOE SCANLAN:	That $200 [million] of Allied’s potential or identified asset sales, does that include that previously announced Callidus sale?

PENNI ROLL:	Well, we — typically Allied has a policy of not commenting on portfolio companies that are in the process of being sold.

JOE SCANLAN:	Okay.

PENNI ROLL:	But we can tell you that we have about $200 million of assets that we specifically ID’d that are potential candidates for asset sales in the near term.

JOE SCANLAN:

Okay. And then going back to the — again, the risks that are out there, looks like the private noteholders would be one of your bigger ones; you made some comments that discussions are going well. It’s my understanding that there is a change of control on those notes, and so I’m just trying to familiarize myself with what are the options there for you guys. I mean, obviously you could prepay those notes, but what else are you looking at or can you — I don’t even know if you can comment on that or not, but —

MICHAEL
AROUGHETI:	We can’t comment. But I think you hit the nail on the head: You can always prepay somebody.

JOE SCANLAN:	Right. Do you have the option of not prepaying, I guess is the —

MICHAEL
AROUGHETI:

You do; it depends on how the consent process works. I think I view it more of an opportunity than a risk to take an investor group that has long-standing relationships with both firms and transition them to being long-term investors in a combined company with an improved ratings profile, but time will tell.

JOE SCANLAN:

I guess I’m looking at it from a perspective of them having a secured position and a pretty fat coupon to whatever ends up happening in the future. I mean, they could potentially block that. I don’t why they would and I hope that they don’t, but I just see it as it might be a potential hurdle going forward.

MICHAEL
AROUGHETI:

Yeah, we can’t comment. I would direct you to the merger agreement to just evaluate some of the issues around feasibility. But I will say that we are committed to seeing this transaction through to completion, and the tone of the discussion that we’ve had with all the debt stakeholders has been very, very constructive.

JOE SCANLAN:	Okay. And then kind of on that same front then, and general comments from both companies if possible, just general shareholder response if you’ve had any? Has it been positive, has it been negative?

MICHAEL
AROUGHETI:	Yeah. I’ll say from the Ares’ perspective, while we have not obviously talked to all of our shareholders —

JOE SCANLAN:	Right.

MICHAEL
AROUGHETI:	We’ve received — I can’t comment on the whole — we’ve received really no inbound negative feedback.

JOE SCANLAN:	Okay.

MICHAEL
AROUGHETI:	And on the plus side, I think we’ve received a lot of positive feedback from some of our largest and longest-standing institutional shareholders.

JOE SCANLAN:	Okay.

JOHN SCHEURER:	And on the Allied side I would say that the response has generally been positive.

JOE SCANLAN:	Okay, all right. Thank you.

MICHAEL AROUGHETI:	Thank you.

All, in the interest of time I think we’ll probably take two more questions at this point, and then obviously we’ll make ourselves available offline to people and through our IR departments and then obviously there will be more to discuss down the road. So Operator, maybe we could take two more.

OPERATOR:	Okay. The next question comes from Olivia Lee at Deutsche Bank.

OLIVIA LEE:

Hi, thanks for taking my question. I was looking at page 9, and your reference extending the maturities on Allied debt. I was wondering if you’re going to extend the existing debt or are you going to take the bonds out and issue new debt, and if the latter, out of which entity?

MICHAEL
AROUGHETI:

Yeah, I think that’s to be determined. The general comment I would make is that both the unsecured and secured notes markets are back, in my opinion, for issuers like Ares and like the combined company. How that ultimately plays out I think is to be determined but something that we’re keeping an eye on. And typical duration for notes issued into that market are somewhere between five years or seven years.

OLIVIA LEE:	Okay. And one more quick question, can you give any more color on if any of the Allied bonds are going to be assumed, will those be explicitly guaranteed?

MICHAEL
AROUGHETI:	We can’t comment on that.

OLIVIA LEE:	Okay. Thanks.

OPERATOR:	The next question comes from Greg Mason with Stifel Nicolaus.

GREG MASON:

Great, thank you; one last follow-up call. In the definitive agreement you mentioned about Ciena and, if there are future liabilities of Ciena greater than 66 percent of the current fair value, that you have the opportunity to alter the deal. Can you talk about why that’s in there, what concerns you have about Ciena and maybe, John, give us an update on Ciena on why that was important?

JOHN
SCHEURER:

First off, there really isn’t any update that I can give on Ciena as we sit here today. I mean, as I said I think on the last quarter call, we’re diligently working to get all issues surrounding Ciena resolved, but we don’t have anything that we can announce or talk about at this time. And beyond that, obviously there was — we just wanted to see where we end up with some of these things, but we’re confident that the fair value of Ciena has been diligenced by a lot of people and reflects what we think the value is.

GREG MASON:	And Mike, could you comment on that potential, I guess, breakup clause if Ciena has further liabilities? Is there something that you potentially are concerned about with that?

MICHAEL
AROUGHETI:	No, I think the merger agreement says it pretty clearly and I think it stands on its own. We probably have time for one more.

OPERATOR:	Our next question comes from David Rothchild at Raymond James.

DAVID ROTHCHILD:	Thank you for taking my question here.

MICHAEL
AROUGHETI:	Sure.

DAVID ROTHCHILD:

Just a couple of them here. John, from the angle from Allied, how did you guys come up with the $3.47 price? It’s 48 percent under your net asset value. That’s the only thing I see wrong with the whole deal, is that it seems like the Board sold a little bit short on the price. How did you come up with that valuation figure?

JOHN SCHEURER:

I don’t know that at this point that — whatever you’re asking will likely be clarified further in the Joint Proxy Statement that’ll be filed, and there’s been — there was two fairness opinions, I think, that were announced when we went through this transaction. And that — they will be detailed further in the proxy, so I think the best thing to do would be to look at that when that’s available.

DAVID ROTHCHILD:

Okay. It just seemed like a little bit short of what the NAV was. Michael, from Ares’ point of view, do you guys feel you’ll be able to continue the $1.40 dividend going forward, moving off Allied’s assets?

MICHAEL
AROUGHETI:

Well, we are not going to comment, again, and we have a policy of not giving dividend guidance, but again in our prepared remarks, we are committed to our dividend. We believe that this transaction is accretive to core earnings, so again, that means that we believe that it will increase the level of core earnings above where our current core earnings are. And as — I don’t know if you were on our standalone earnings call, but we currently cover our dividend out of core earnings. So while we can make no promises or guarantees or give no guidance, we believe very strongly the reason that people invest with us is because of our ability to deliver a consistent dividend and a consistent value proposition, and we’ll try to maintain the discipline there.

DAVID ROTHCHILD:	And then the final question is it says here “Ares may assume Allied’s public bonds.” If you don’t assume it, it just stays a subsidiary of Allied then, or —

MICHAEL
AROUGHETI:

No.  And again, the structure will come out in the proxy, but in the stock-for-stock merger, the two companies would merge; I think to the extent they were not assumed, they would be paid off or refinanced.

DAVID ROTHCHILD:	Okay. Thank you.

MICHAEL
AROUGHETI:

Thank you. Okay. Well, we appreciate everybody taking the time today and being so patient with us. I know it can be frustrating in advance of the proxy, but hopefully people found this helpful; we sure did. And again, we just wanted to reiterate how grateful we are for the support of our shareholder base leading up to this transformational deal, and how much we look forward to developing a long-term relationship with the Allied shareholders as well. And we do look forward to speaking with you all real soon, so thank you.

OPERATOR:

Ladies and gentlemen, that does conclude the conference call for today. If you’ve missed any part of today’s call, a recording of the conference call will be available beginning next week through November 23, 2009 at 5 PM Eastern Time. To access the replay, you can call 1-877-344-7529. To call internationally, you can call 1-412-317-0088. For all replays the ID number is 434633.

Thank you for attending today’s conference.  You may now disconnect.